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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December, 2003
                        -------------------------------


                      Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)


                                Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F   X    Form 40-F
                              -------          -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes         No     X
                            --------    ---------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)
                                                 ------

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                                 [Company Logo]


                             ANNOUNCEMENT OF MERGER


In compliance with Article 108 paragraph (1) of Law No. 1 of 1995 concerning Limited Liability Companies ("Company Law") and Article 34 paragraph (1) of Government Regulation No. 27 of 1998 concerning Mergers, Consolidations and Acquisitions of limited liability companies, the Board of Directors of PT Indonesian Satellite Corporation Tbk, domiciled in Jakarta, hereby announces the following:

1. Due to the signing of Merger Deed No. 57 dated 20 November 2003, between PT Indonesian Satellite Corporation Tbk ("Indosat"), PT Satelit Palapa Indonesia ("Satelindo"), PT Indosat Multi Media Mobile ("IM3") and PT Bimagraha Telekomindo ("Bimagraha"), before Mrs. Poerbaningsih Adi Warsito, S.H., Notary in Jakarta, the merger ("Merger") of Satelindo, IM3 and Bimagraha into Indosat became effective as of 20 November 2003.

2. As a result of the Merger Satelindo, IM3 and Bimagraha will be dissolved by operation of law without liquidation while Indosat will remain exist as a legal entity and all assets (movable and immovable), loans, rights and obligations and operational activities of Satelindo, IM3 and Bimagraha will by operation of law be passed to Indosat. Permanent employees of Satelindo, IM3 and Bimagraha who agree to the Merger will continue their employment relationship with Indosat.

3. The Merger was approved by the shareholders of each merging company as set out in deeds dated 11 November 2003 each having the number of 26, 28, 29 and 30 drawn up before Mrs. Maria Theresia Suprapti, S.H. at that time substitute to Mrs. Poerbaningsih Adi Warsito, S.H., Notary in Jakarta.

                            Jakarta, 4 December 2003

                               Board of Directors
                    PT Indonesian Satellite Corporation Tbk

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Perusahaan Perseroan P.T. Indonesian
                                            Satellite Corporation

Date: December 04, 2003                     By: /s/ Widya Pumama
                                               -----------------------------
                                               Name : Widya Pumama
                                               Title: President Director